UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1

FIRST CITIZENS BANCSHARES, INC.

(Name of Issuer)

CLASS B COMMON STOCK, $1.00 PAR VALUE

(Title of Class of Securities)

31946M-20-2

(CUSIP Number)

William R. Lathan, Jr.

Ward and Smith, P.A.

1001 College Court

New Bern, North Carolina 28562

(252) 633-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 2 of 17 Pages

1	NAME OF REPORTING PERSONS FRANK B. HOLDING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 321
	8	SHARED VOTING POWER 41,102
	9	SOLE DISPOSITIVE POWER 321
	10	SHARED DISPOSITIVE POWER 41,102
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.01%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 3 of 17 Pages

1	NAME OF REPORTING PERSONS ELLA ANN L. HOLDING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 666
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 666
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 4 of 17 Pages

1	NAME OF REPORTING PERSONS FRANK B. HOLDING, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,714
	8	SHARED VOTING POWER 33,106
	9	SOLE DISPOSITIVE POWER 120,714
	10	SHARED DISPOSITIVE POWER 33,106
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 5 of 17 Pages

1	NAME OF REPORTING PERSONS HOPE H. CONNELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 126,343
	8	SHARED VOTING POWER 9,905
	9	SOLE DISPOSITIVE POWER 126,343
	10	SHARED DISPOSITIVE POWER 9,905
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 136,248
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 6 of 17 Pages

1	NAME OF REPORTING PERSONS OLIVIA B. HOLDING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 124,378
	8	SHARED VOTING POWER 40,436
	9	SOLE DISPOSITIVE POWER 124,378
	10	SHARED DISPOSITIVE POWER 40,436
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,814
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 7 of 17 Pages

1	NAME OF REPORTING PERSONS CLAIRE H. BRISTOW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 84,605
	8	SHARED VOTING POWER 31,426
	9	SOLE DISPOSITIVE POWER 84,605
	10	SHARED DISPOSITIVE POWER 31,426
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,031
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 8 of 17 Pages

1	NAME OF REPORTING PERSONS CARSON H. BRICE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 116,248
	8	SHARED VOTING POWER 318
	9	SOLE DISPOSITIVE POWER 116,248
	10	SHARED DISPOSITIVE POWER 318
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,566
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.	Security and Issuer.

This Statement relates to the Class B Common Stock, $1 par value per share (“Class B Common Stock”), of First Citizens BancShares, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 4300 Six Forks Road, Raleigh, North Carolina 27609.

Item 2.	Identity and Background.

This statement is filed jointly by Frank B. Holding and his spouse, Ella Ann L. Holding, and their adult children, Frank B. Holding, Jr., Hope C. Connell, Olivia B. Holding, Claire H. Bristow, and Carson H. Brice. The reporting persons are members of the same family, but each of them disclaims membership in a group. Their addresses are as follows:

Name	Address	Principal Occupation

Frank B. Holding	P.O. Box 1377 Smithfield, NC 27577	Executive Vice Chairman of the Issuer and its subsidiary

Ella Ann L. Holding	P.O. Box 1377 Smithfield, NC 27577	Community Volunteer
Frank B. Holding, Jr.	4300 Six Forks Road Raleigh, NC 27609	Chairman and Chief Executive Officer of the Issuer and its subsidiary

Hope H. Connell	4300 Six Forks Road Raleigh, NC 27609	Executive Vice Chairman of the Issuer and its subsidiary

Olivia B. Holding	P.O. Box 1352 Smithfield, NC 27577	Business manager
Claire H. Bristow	P.O. Box 29 Columbia, SC 29202	Commercial interior designer
Carson H. Brice	P. O. Box 1352 Smithfield, NC 27577	Community Volunteer

During the last five years, none of the individuals named above have been convicted in any criminal proceeding, nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Each of the individuals named above is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of the Issuer’s Class B Common Stock held individually by Frank B. Holding and Ella Ann L. Holding were acquired with their personal funds. The shares held individually by Frank B. Holding, Jr., Hope H. Connell, Olivia B. Holding, Claire H. Bristow and Carson H. Brice were acquired primarily through gifts from their parents, Frank B. Holding and Ella Ann L. Holding, and in part with their personal funds, and shares held by their children were acquired through gifts from them and Frank B. Holding and Ella Ann L. Holding. Shares held by the various entities listed in the tables below were acquired by those entities with their separate funds or, in the case of the two charitable foundations, contributions by Frank B. Holding and Ella Ann L. Holding.

Item 4.	Purpose of the Transaction.

Frank B. Holding, Frank B. Holding, Jr. and Hope H. Connell serve as executive officers and directors of the Issuer and, therefore, participate with the Issuer’s management and Board of Directors in the making of policy, and the consideration of and taking of action on significant corporate events, involving the Issuer. However, shares of the Issuer’s Class B Common Stock beneficially owned by each of them and by each of the other individuals and entities named in the tables below are held as described below for investment purposes.

Item 5.	Interest in Securities of the Issuer.

The following tables list shares of the Issuer’s Class B Common Stock that the named individuals may be considered to beneficially own as of the filing date of this Schedule 13D/A.

Frank B. Holding. Mr. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 41,423 shares of Class B Common Stock, constituting 4.0% of the outstanding Class B Common Stock (based on a total of 1,032,883 shares outstanding as of December 31, 2012). As reflected in the table below, those shares include shares held (i) by Mr. Holding individually, (ii) by his spouse, (iii) by two charitable foundations and three other entities of which he is an officer, director or equity holder or has some other relationship, and, as a result, may be considered to have shared voting and investment power.

		Voting Power		Dispositive Power
Holder of Shares	Number of Shares	Sole	Shared	Sole	Shared

Frank B Holding	321	321	-0-	321	-0-
By spouse	666	-0-	666	-0-	666
Robert P. Holding Foundation (1)	36,525	-0-	36,525	-0-	36,525
Ella Ann and Frank B. Holding Foundation (1)	200	-0-	200	-0-	200
Holding Properties, LLC (2)	2,156	-0-	2,156	-0-	2,156
E&F Properties, Inc. (2)	200	-0-	200	-0-	200
Twin States Farming, Inc. (2)	1,355	-0-	1,355	-0-	1,355

Total	41,423	321	41,102	321	41,102

(1)	The Foundations are charitable foundations organized as non-profit corporations under Section 501(c)(3) of the Internal Revenue Code. Through his relationship with the Foundations, Mr. Holding may be considered to have shared voting and/or dispositive power with respect to shares they hold.
(2)	Through his relationship with these entities, Mr. Holding may be considered to have shared voting and/or dispositive power with respect to shares they hold.

Mr. Holding and his spouse each receives or has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class B Common Stock beneficially owned by them, respectively. Each of the entities listed above receives, or its management has the power to direct the receipt of, dividends and sale proceeds from the shares it holds.

During the 60 days preceding the filing of this Schedule 13D/A, neither Mr. Holding nor any of the other holders of shares listed in the table above purchased or sold any shares of, or effected any other transactions in, Class B Common Stock, with the exception of gifts aggregating 1,512 shares by Mr. Holding and gifts aggregating 2,160 shares by his spouse.

Mr. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class B Common Stock as described below.

(a)	shares listed in the table above which are held by his spouse, and shares listed in the other tables below which are held by or for Mr. Holding’s adult children and their spouses and children and which were included in shares held by Mr. Holding in previous filings but which have been listed separately in this Schedule 13D/A;

(b)	an aggregate of 68,519 shares held by certain corporations of which Mr. Holding and/or his spouse are shareholders and in which he serves as a director as follows: First Citizens Bancorporation, Inc., Columbia, S.C. – 45,900 shares; and Southern BancShares (N.C.), Inc., Mt. Olive, N.C. – 22,619 shares; and

(c)	an aggregate of 1,900 shares held by another corporation, Yadkin Valley Company, and its subsidiary, of which Mr. Holding’s spouse is a shareholder but in which neither of them serves as a director or officer.

Ella Ann L. Holding. Mrs. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 666 shares of Class B Common Stock, constituting 0.1% of the outstanding Class B Common Stock (based on a total of 1,032,883 shares outstanding as of December 31, 2012).

		Voting Power		Dispositive Power
Holder of Shares	Number of Shares	Sole	Shared	Sole	Shared

Ella Ann L. Holding	666	666	-0-	666	-0-

Total	666	666	-0-	666	-0-

Mrs. Holding receives or has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class B Common Stock beneficially owned by her.

During the 60 days preceding the filing of this Schedule 13D/A, Mrs. Holding did not purchase or sell any shares of, or effect any other transactions in, Class B Common Stock, with the exception of gifts by her aggregating 2,160 shares.

Mrs. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class B Common Stock as described below.

(a)	shares listed in the other tables above and below which are held by or for Mrs. Holding’s spouse and her adult children and their spouses and children;

(b)	an aggregate of 68,519 shares held by certain corporations of which Mrs. Holding and/or her spouse are shareholders and in which her spouse serves as a director as follows: First Citizens Bancorporation, Inc., Columbia, S.C. – 45,900 shares; and Southern BancShares (N.C.), Inc., Mt. Olive, N.C. – 22,619 shares; and

(c)	an aggregate of 1,900 shares held by another corporation, Yadkin Valley Company, and its subsidiary, of which Mrs. Holding is a shareholder but in which neither she nor her spouse serves as a director or officer.

Frank B. Holding, Jr. Mr. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 153,820 shares of Class B Common Stock, constituting 14.9% of the outstanding Class B Common Stock (based on a total of 1,032,883 shares outstanding as of December 31, 2012). As reflected in the table below, those shares include shares held (i) by Mr. Holding individually and as beneficiary of a trust, (ii) by his spouse and children, and by him as custodian for his children, and (iii) by a charitable foundation of which he serves as an officer and director and, as a result, may be considered to have shared voting and investment power.

		Voting Power		Dispositive Power
Holder of Shares	Number of Shares	Sole	Shared	Sole	Shared

Frank B Holding	97,008	97,008	-0-	97,008	-0-
As beneficiary of trust	1,822	1,822	-0-	1,822	-0-
By spouse	1,279	-0-	1,279	-0-	1,279
By son	134	-0-	134	-0-	134
As custodian for son	178	178	-0-	178	-0-
By daughter	13,713	-0-	13,713	-0-	13,713
As custodian for daughter	12,299	12,299	-0-	12,299	-0-
By son	17,780	-0-	17,780	-0-	17,780
As custodian for son	9,407	9,407	-0-	9,407	-0-
Ella Ann and Frank B. Holding Foundation (1)	200	-0-	200	-0-	200

Total	153,820	120,714	33,106	120,714	33,106

(1)	The Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Mr. Holding serves as an officer and one of five directors of the Foundation and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundation.

Mr. Holding receives or has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class B Common Stock beneficially owned by him individually or as a trust beneficiary, and his spouse and children receive or have the power to direct the receipt of dividends and sale proceeds from shares held by each of them individually. Mr. Holding, for the benefit of his children, receives or has the power to direct the receipt of dividends and sale proceeds from the shares held by him as custodian. The Foundation listed above receives, or its management has the power to direct the receipt of, dividends and sale proceeds from the shares it holds.

During the 60 days preceding the filing of this Schedule 13D/A, neither Mr. Holding nor any of the other holders of shares listed in the table above purchased or sold any shares of, or effected any other transactions in, Class B Common Stock, with the exception of his and his children’s receipt of gifts aggregating 2,117 shares.

Mr. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class B Common Stock as described below.

(a)	an aggregate of 10,150 shares held by family members as trustees of irrevocable trusts for the benefit of his children; and

(b)	an aggregate of 71,974 shares held by certain corporations of which Mr. Holding and or his spouse are shareholders but of which neither he nor his spouse serves as a director or officer as follows: First Citizens Bancorporation, Inc., Columbia, S.C. – 45,900 shares; Southern BancShares (N.C.), Inc., Mt. Olive, N.C. – 22,619 shares; Yadkin Valley Company, and its subsidiary – 1,900 shares; Twin States Farming, Inc. – 1,355 shares; and E&F Properties, Inc. – 200 shares.

Hope H. Connell. Ms. Connell is, or may be deemed to be, the beneficial owner of an aggregate of 136,248 shares of Class B Common Stock, constituting 13.2% of the outstanding Class B Common Stock (based on a total of 1,032,883 shares outstanding as of December 31, 2012). As reflected in the table below, those shares include shares held (i) by Ms. Connell individually and as beneficiary of a trust, (ii) by her as custodian for her children and as trustee for the benefit of others, and (iii) by a charitable foundation and three other entities of which she serves as an officer and director and, as a result, may be considered to have shared voting and investment power.

		Voting Power		Dispositive Power
Holder of Shares	Number of Shares	Sole	Shared	Sole	Shared

Hope H. Connell	100,828	100,828	-0-	100,828	-0-
As beneficiary of trust	1,225	1,225	-0-	1,225	-0-
By son	6,250	-0-	6,250	-0-	6,250
As custodian for son	1,751	1,751		1,751
As custodian for son	6,751	6,751	-0-	6,751	-0-
As custodian for son	6,950	6,950	-0-	6,950	-0-
As Trustee	309	309	-0-	309	-0-
As Trustee	8,529	8,529	-0-	8,529	-0-
Ella Ann and Frank B. Holding Foundation (1)	200	-0-	200	-0-	200
Yadkin Valley Company and subsidiary (2)	1,900	-0-	1,900	-0-	1,900
E&F Properties, Inc (2)	200	-0-	200	-0-	200
Twin States Farming, Inc. (2)	1,355	-0-	1,355	-0-	1,355

Total	136,248	126,343	9,905	126,343	9,905

(1)	The Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Ms. Connell serves as an officer and one of five directors of the Foundation and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundation.
(2)	Ms. Connell is a shareholder and serves as an officer and director of E&F Properties, Inc. and Twin States Farming, Inc. and Yadkin Valley Company and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by those entities.

Ms. Connell receives or has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class B Common Stock beneficially owned by her individually or as a trust beneficiary. She, for the benefit of her children, receives or has the power to direct the receipt of dividends and sale proceeds from the shares held by her as custodian. The distribution of dividends and sale proceeds from shares held by Ms. Connell as trustee is determined by her, as trustee, based on the terms of the governing instruments of those trusts. Each of the entities listed above receives, or its management has the power to direct the receipt of, dividends and sale proceeds from the shares it holds.

During the 60 days preceding the filing of this Schedule 13D/A, neither Ms. Connell nor any of the other holders of shares listed in the table above purchased or sold any shares of, or effected any other transactions in, Class B Common Stock, with the exception of her receipt of a gift of 168 shares, her children’s receipt of gifts aggregating 504 shares, and her receipt, as trustee, of a gift of 168 shares to a trust for the benefit of another person.

Ms. Connell disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class B Common Stock as follows:

(a)	an aggregate of 746 shares held by Ms. Connell’s former spouse as custodian for three of their children;

(b)	an aggregate of 22,619 shares held by a corporation, Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary, of which Ms. Connell is a shareholder and a director; and

(c)	an aggregate of 45,900 shares held by another corporation, First Citizens Bancorporation, Inc., Columbia, S.C., of which Ms. Connell is a shareholder but does not serve as a director.

Olivia B. Holding. Ms. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 164,814 shares of Class B Common Stock, constituting 16.0% of the outstanding Class B Common Stock (based on a total of 1,032,883 shares outstanding as of December 31, 2012). As reflected in the table below, those shares include shares held (i) by Ms. Holding individually and as beneficiary of a trust, (ii) by her as trustee of a total of seven irrevocable trusts for the benefit of others, and (iii) by two charitable foundations and three other entities of which she serves as an officer and director and, as a result, may be considered to have shared voting and investment power.

		Voting Power		Dispositive Power
Holder of Shares	Number of Shares	Sole	Shared	Sole	Shared

Olivia B. Holding	119,578	119,578	-0-	119,578	-0-
As beneficiary of trust	1,225	1,225	-0-	1,225	-0-
As Trustee of Irrevocable Trusts	3,575	3,575	-0-	3,575	-0-
Robert P. Holding Foundation (1)	36,525	-0-	36,525	-0-	36,525
Ella Ann and Frank B. Holding Foundation (1)	200	-0-	200	-0-	200
Holding Properties, LLC (2)	2,156	-0-	2,156	-0-	2,156
E&F Properties, Inc. (2)	200	-0-	200	-0-	200
Twin States Farming, Inc. (2)	1,355	-0-	1,355	-0-	1,355

Total	164,814	124,378	40,436	124,378	40,436

(1)	Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Ms. Holding serves as an officer and one of five directors of each of the Foundations and, as a result may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations.
(2)	Ms. Holding serves as Manager of Holding Properties, LLC, and as an officer and director of E&F Properties, Inc. and Twin States Farming, Inc. and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by those entities.

Ms. Holding receives or has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class B Common Stock beneficially owned by her individually or as a trust beneficiary. The distribution of dividends and sale proceeds from shares held by Ms. Holding as trustee is determined by her, as trustee, based on the terms of the governing instruments of those trusts. Each of the entities listed above receive, or their respective their respective officers and directors have the power to direct the receipt of, dividends and sale proceeds from the shares held by those entities.

During the 60 days preceding the filing of this Schedule 13D/A, neither Ms. Holding nor any of the other holders of shares listed in the table above purchased or sold any shares of, or effected any other transactions in, Class B Common Stock, with the exception of a gift by her of 304 shares, her receipt of a gift of 168 shares, and her receipt, as trustee, of gifts aggregating 2,039 shares in irrevocable trusts benefiting other persons.

Ms. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class B Common Stock as follows:

(a)	an aggregate of 70,419 shares of Class B Common Stock held by certain corporations of which Ms. Holding is a shareholder but does not serve as a director or officer as follows: First Citizens Bancorporation, Inc., Columbia, S.C. – 45,900 shares; Southern BancShares (N.C.), Inc., Mt. Olive, N.C. – 22,619 shares; and Yadkin Valley Company and its subsidiary – 1,900 shares.

Claire H. Bristow. Mrs. Bristow is, or may be deemed to be, the beneficial owner of an aggregate of 116,031 shares of Class B Common Stock, constituting 11.2% of the outstanding Class B Common Stock (based on a total of 1,032,883 shares outstanding as of December 31, 2012). As reflected in the table below, those shares include shares held (i) by Mrs. Bristow individually and as beneficiary of a trust, (ii) by her spouse individually and as custodian for the benefit of their children, and (iii) by three limited liability companies managed by her spouse and beneficially owned by their children.

		Voting Power		Dispositive Power
Holder of Shares	Number of Shares	Sole	Shared	Sole	Shared

Claire H. Bristow	83,355	83,355	-0-	83,187	-0-
As beneficiary of trust	1,250	1,250	-0-	1,250	-0-
By spouse	318	-0-	318	-0-	318
By spouse as custodian for son	1,732	-0-	1,732	-0-	1,732
By spouse as custodian for daughter	1,733	-0-	1,733	-0-	1,733
By spouse as custodian for daughter	1,733	-0-	1,733	-0-	1,733
By PMB Investments LLC (1)	8,350	-0-	8,350	-0-	8,350
By CRB Investments LLC (1)	8,850	-0-	8,850	-0-	8,850
By EHB Investments LLC (1)	8,710	-0-	8,710	-0-	8,710

Total	116,031	84,605	31,426	84,605	31,426

(1)	In the case of each limited liability company, Mrs. Bristow’s spouse serves as manager and one of their children is the majority owner.

Mrs. Bristow and her spouse receive or have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class B Common Stock beneficially owned by each of them individually or as a trust beneficiary. Mrs. Bristow’s spouse, for the benefit of their children, receives or has the power to direct the receipt of dividends and sale proceeds from the shares held by him as custodian. The distribution of dividends and sale proceeds from shares held by the limited liability companies is determined by Mrs. Bristow’s spouse, as manager, based on the terms of the governing instruments of those entities.

During the 60 days preceding the filing of this Schedule 13D/A, neither Mrs. Bristow nor any of the other holders of shares listed in the table above purchased or sold any shares of, or effected any other transactions in, Class B Common Stock, with the exception of her, her spouses’ and her children’s receipt of gifts aggregating 840 shares.

Mrs. Bristow disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class B Common Stock as follows:

(a)	an aggregate of 45,900 shares held by a corporation, First Citizens Bancorporation, Inc., Columbia, S.C., of which Mrs. Bristow and her spouse are shareholders and her spouse serves as a director and officer;

(b)	200 shares held by the Ella Ann and Frank B. Holding Foundation of which Mrs. Bristow serves as one of five directors; and

(c)	an aggregate of 26,074 shares held by certain other corporations of which Mrs. Bristow and/or her spouse are shareholders but of which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C. – 22,619 shares; Yadkin Valley Company and its subsidiary – 1,900 shares; Twin States Farming, Inc. – 1,355 shares; and E&F Properties, Inc. – 200 shares.

Carson H. Brice. Mrs. Brice is, or may be deemed to be, the beneficial owner of an aggregate of 116,566 shares of Class B Common Stock, constituting 11.3% of the outstanding Class B Common Stock (based on a total of 1,032,883 shares outstanding as of December 31, 2012). As reflected in the table below, those shares include shares held (i) by Mrs. Brice individually and as beneficiary of a trust, (ii) by her spouse, and (iii) by her as custodian for their children.

		Voting Power		Dispositive Power
Holder of Shares	Number of Shares	Sole	Shared	Sole	Shared

Carson H. Brice	108,315	108,315	-0-	108,315	-0-
As beneficiary of Trust	1,250	1,250	-0-	1,250	-0-
By spouse	318	-0-	318	-0-	318
As custodian for son	2,227	2,227	-0-	2,227	-0-
As custodian for daughter	2,228	2,228	-0-	2,228	-0-
As custodian for daughter	2,228	2,228	-0-	2,228	-0-

Total	116,566	116,248	318	116,248	318

Mrs. Brice and her spouse receive or have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class B Common Stock beneficially owned by each of them individually or as a trust beneficiary. She receives or has the power to direct the receipt of dividends and sale proceeds, for the benefit of her children, from the shares held by her as custodian.

During the 60 days preceding the filing of this Schedule 13D/A, neither Mrs. Brice nor any of the other holders of shares listed in the table above effected any transactions in Class B Common Stock, with the exception of gifts by her aggregating 1,719 shares to a trustee in irrevocable trusts benefiting her children, and her, her spouse’s and her children’s receipt of gifts aggregating 672 shares.

Mrs. Brice disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class B Common Stock as follows:

(a)	an aggregate of 71,974 shares held by certain corporations of which Mrs. Brice and/or her spouse are shareholders but of which neither of them serves as a director or officer as follows: First Citizens Bancorporation, Inc., Columbia, S.C. – 45,900 shares; Southern BancShares (N.C.), Inc., Mt. Olive, N.C. – 22,619 shares; Yadkin Valley Company and its subsidiary – 1,900 shares; Twin States Farming, Inc. – 1,355 shares; and E&F Properties, Inc. – 200 shares; and

(b)	an aggregate of 36,725 shares held by the Robert P. Holding Foundation and the Ella Ann and Frank B. Holding Foundation each of which Mrs. Brice serves as one of five directors.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 18, 2013

/S/	Frank B. Holding
Frank B. Holding

/S/	Ella Ann L. Holding
Ella Ann L. Holding

/S/	Frank B. Holding, Jr.
Frank B. Holding, Jr.

/S/	Hope H. Connell
Hope H. Connell

/S/	Olivia B. Holding
Olivia B. Holding

/S/	Carson H. Brice
Carson H. Brice

/S/	Claire H. Bristow
Claire H. Bristow